Nova Energy, Inc.

2050 Russet Way

Ste. 190

Carson City, NV 89703

775-720-9411 (Phone)

253-679-8800 (Fax)

novaenergy@shaw.ca

December 3, 2008

US Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attn: John Lucas

Re:

Nova Energy, Inc.

Amendment 1 to Registration Statement on Form 10

Filed: October 8, 2008

File No. 0-27693

Dear Mr. Lucas:

I am responding to your letter dated November 7, 2008, regarding the above-referenced filing for Nova Energy, Inc. I have taken under advisement your comments and suggestions and accordingly, have submitted an Amended Form 10 registration in order to register securities issued by Nova Energy, Inc

General

1.

Provide complete responses and, where disclosure has changed, indicate precisely where we will find your responsive changes in the marked version of the amendment you file. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, by our silence on similar or related disclosure elsewhere in the document does not relieve you of the need to make additional revisions as appropriate.

2.

We note that you filed a Form 15 in April 2006 to terminate the registration of your common stock under the Securities Exchange Act of 1934 (the “Exchange Act”) and the corresponding periodic reporting requirement. At that time, your reports were severely delinquent. More that three years had elapsed since December 2002, the late time you filed a required report. In addition, we note the letter from the SEC’s Office of Enforcement Liaison to Mr. Daymon Bodard dated September 14, 2004, in which we alerted you to the fact that you were not in compliance with your obligations under the federal securities laws and that terminating your registration would not satisfy the requirement to file all periodic reports due on or before the date you filed the Form 15. Please explain why you believe you should not have to file all the periodic reports that were due on the date you filed the Form 15 and ninety days after the filing of the form and risk factor section to provide disclosure regarding your failure to comply with the reporting requirements of the Exchange Act, or otherwise, explain why you believe that disclosure of your historical failure to comply with the federal securities laws is immaterial to a reasonable investor’s decision to invest in your company.

RESPONSE:

Unfortunately, we never received a letter from the SEC’s Office of Enforcement Liaison dated September 14, 2004, alerting us to the fact that we were delinquent in our filings.  We are not excusing the fact that we were delinquent but please note that we did not file our Form 15 until April 26, 2006.

Prior to assuming control of the control of the company formerly known as PCSupport.com, Inc., I had no involvement in the company and know nothing about their business.  It would be quite impossible for me to have prepared and presented at that time or now, accurate information with respect to PCSupport’s business activity or financial transactions.  The officers resigned.  We did not have the financial wherewithal to pay for an accountant to prepare financials, an ensuing audit, and Edgar costs.  Further, it would have been, as it would be now, cost prohibitive to attempt to prepare accurate historical data.

3.

Given that your registration statement was effective on October 20, 2008, sixty days after filing, your first interim report on Form 10-Q is due by December 4, 2008.

RESPONSE:

It was filed on November 10, 2008.

4.

Please amend the format of your electronically filed registration statement to comply with the specifications of Regulation S-T. For assistance in this regard, you may contact the Division of Corporation Finance’s IT department at 202-551-3600.

RESPONSE:

Neither I nor the Edgar filer, understand what is requested regarding your comment.  A specific message was left at the telephone number you cite but there has been no response.

Description of Business

Business Developments, page 3

5.

Expand the description of the development of your business. Include an analysis of the facts and circumstance surrounding (1) the company’s decision to transition from the notebook computer support services industry to the oil and gas exploration industry and (2) the wholesale resignation of management and the selection of Daymon Bodard as the company’s sole officer and director. In addition, describe what business, if any, the company conducted from the time of Mr. Bodard’s appointment to the time of the filing of the present registration statement.

RESPONSE:

Present management was not involved in the notebook computer support services aspect of the business.  Former management let the business lapse and soon after, voluntarily resigned to pursue other interests.  Mr. Bodard was appointed as President and sole director.  It was Mr. Bodard’s objective to restructure the company and attempt to rebuild shareholder value.  Having developed some familiarity in the oil and gas industry, Mr. Bodard hoped to capitalize in what he perceived to be an expanding segment of the industry.

From the time Mr. Bodard was appointed President of the Company, he began to formulate a plan to re-structure the company to change its focus on becoming an oil and gas oil company eventually changing the name from PCSupport.com, Inc, to Nova Energy, Inc.  In addition, management spent significant time and expenditures to maintain the company’s listing on www.Pinksheets.com.  We have voluntarily provided quarterly financial statements as well as, audited annual financial statements.  After the evaluation of numerous oil and gas projects and investments, the company invested in a lease property in North Dakota as well as, two development wells in the Barnett-Shale area of Northeast Texas. No other transactions have occurred prior to the filing of the present registration statement.

6.

Please further discuss PCSupport.com, Inc.’s failure to file reports timely, which resulted in its delisting from the OTCBB. Also identify the type of reports that were untimely filed and discuss whether the failure to file resulted in the violation of any federal or state law.

RESPONSE:

When the company was known as PCSupport.com, Inc., the company’s officers and directors failed to file quarterly reports from the quarter ended March 31, 2002 and last filed an annual report on October 15, 2001 for the year ended June 30, 2001.  Pursuant to the Securities and Exchange Act of 1934, there was an obligation to file both quarterly and annual reports.  However, we did not have sufficient information with respect to PCSupport’s business activity or financial transactions.  It would have been, as it would be now, cost prohibitive to attempt to prepare accurate historical data.

As Nova Energy, Inc., we have continuously and voluntarily filed annual financial information beginning with the year ended June 30, 2004, and audited statements for the years ended 2006 through 2008.  We have also have voluntarily filed quarterly financial information.

Our intent in voluntarily filing quarterly and annual reports was to present existing shareholders with information regarding the company’s business and financial status.  The transparency of information offered in these reports also allows prospective investors an opportunity to thoroughly review the company’s evolving business, from inception to the present, as well as, its financial status.

7.

We note your statement that you “filed a Form 15 voluntarily terminating [y]our obligations pursuant to Rule 12(g).” Please revise this statement to clarify that you filed the Form 15 to terminate your obligation to file reports under Section 13(a) of the Exchange Act and that the filing of the form did not terminate your obligation to file reports already delinquent and reports that were required to be filed ninety days following the filing of the form.

RESPONSE:

On April 26, 2006, we filed a Form 15 voluntarily terminating our obligations under Section 13(a) of the Exchange Act and that filing the Form 15 did not terminate our obligation to file reports already delinquent and reports that were required to be filed ninety days following the filing of the form

Current Business Operation, page 3

8.

Please specify when you began to operate your current business.

RESPONSE:

Mr. Bodard became President in December 2002 and immediately began to implement plans and changes for the company’s business development from a notebook computer services company to an oil and gas company. Our first working development project was to acquire a small lease in North Dakota, which occurred approximately August 2005.

9.

We note your reference to certain working interests in wells located in Texas. Please provide a cross-reference to a section of the filing where you discuss the properties in further detail.

RESPONSE:

The cross-reference can be found in Item 3, page 11.

10.

Please clearly describe the nature of your business and your business plan, avoiding general statements of intent. For instance, instead of stating that you “expect to position the Company for expanded growth,” explain how you intend to accomplish that growth. We also note the reference to certain “strategic objectives.” Explain how each of those objectives fit within your business plan. Please describe the new technology you may apply and the reasons why you believe it may be available to you. Also discuss why you believe that “current engineering reports, well logs, site visits and the history and long-term experience of the operating company” show that key areas in Texas are commercially viable. Please identify those “key areas” and discuss why you believe that you may be able to capitalize on their commercial viability.

RESPONSE:

Though fluctuations in oil and natural gas prices are common, the industry has a history of fundamental strength and viability.  We hope to position the Company for expanded growth.  The company’s business plan is to invest in highly verified fields that have been validated by the drill bit.  The objectives of the Company’s business plan are to associate with existing proven, profitable private operators that have drill bit validated projects in the continental USA.  Our current focus is in Northwest Texas. Improvements in technology such as acid fracs, horizontal and directional well drilling, 3D seismic test, radiometric technology, are just some of the new tools, which are currently. The obvious risk in the oil and gas business is to spend money and not finding any oil or gas. We believe that by using the above formula and applying the appropriate technologies on existing proven oil/gas fields, we can reduce the risk and make investments in a revenue producing wells.

Many years of development has shown that there are proven reserves in Northwest Texas. Well location, production and historical data are all available to interested parties through the Texas Railroad Commission.  We believe that by working with existing operators who know the areas and have the land/lease connections in place, offer us an opportunity to capitalize on and participate in, the wells that are being drilled.

The Company’s business model is to invest in “Working Interest Participation Agreements” which allows the company to fund projects just as they are about to be drilled.  This eliminates the requirement of investing capital in long-term lease commitments. Additionally, we do not have the obligation to invest monies in drill rigs, equipment and manpower, which are necessary to drill an oil and gas well.  Presently, our focus is on research and evaluation of projects and the raising of investment capital to participate in the Working Interest Participation Agreements.

11.

Carefully review your disclosure and provide, as applicable, the information required by Item 101(h) of Regulation S-K. In this regard, we note that you represent having generated revenues in 2007 and 2008, buy it is unclear how you generated those revenues.

RESPONSE:

There were no revenues generated for the year-end 2006.  Our operating expenses were covered by management. Year-end revenues for 2007, resulted from the investment in the oil/gas wells know as the Inglish 1H and Inglish D1. The Company entered into a working interest agreement (Exhibit 10) with REO Energy to participate in the well development and eventually, the production and sale of oil and gas of these individual wells.  Revenues from the wells continued into the 2008 financial reporting year.

12.

We note that in Note 4 to the Financial Statements, you disclose that you conducted a reverse stock split at a ratio of 1 for 10. Please discuss the reasons for conducting the reverse split in this section.

RESPONSE:

Management believes that having too many shares in a public market often dissuades potential outside investment and that the best way to amend the situation was to reduce the number of outstanding shares.

13.

We note that you are considering conducting business with REO Energy and others, as noted in the Risk Factor section on page 4. Please discuss in more detail these plans and disclose whether you anticipate entering into or you have entered into any binding agreements in connection with these plans.

RESPONSE:

Though our recent endeavor with REO Energy was unsuccessful, they have a better than average record of success and we would not discount working with them again.  We will continue to consider conducting business with all other viable operators and evaluate viable projects. And though no funding opportunities have been presented to us at the time of this filing, we believe that once we have been approved for listing on the OTCBB, our chances for obtaining funding may improve.

Risk Factors, page 4

14.

Please avoid language that mitigates or qualifies the identified risk. Describe the risk directly and plainly. We note statements such as “we cannot assure” and “there can be no assurance.”

RESPONSE:

Per your request, we have eliminated the caveats such as, “we cannot assure” and “there can be no assurance” from the filing.  However, we acknowledge that there is a risk in investing in any public company including Nova Energy, Inc. and believe that those statements do not minimize the risk of investing in Nova Energy, Inc., but were used in the document to emphasize the risks.

15.

Please ensure that all your subheadings describe the risk discussed in the text of the risk factor as well as the facts giving rise to the risk. In this regard, we note the following subheadings:

·

Title to oil and gas properties;

·

Government Regulation;

·

Permits and Licenses; and

·

Uninsurable Risks

RESPONSE:

We have done our best to ensure that this was addressed.

16.

Supplement your risk factors section by adding new risk factors that address your lack of profitable operations in recent periods, the auditor’s doubts about your ability to continue as a going concern, and the lack of a robust market for your common stock.

RESPONSE:

Doubts About Our Ability to Continue as a Going Concern

The company’s auditor has expressed doubts about the company’s ability to continues as a going concern.  These concerns are based upon the fact that we have not been profitable since the date of our conversion from a computer support company to an oil and gas company and are not expected to be profitable until and unless we obtain additional funding.

Lack of Liquidity

Our stock has been and is, thinly traded.  Before acquiring stock in the company, investors should consider that this lack of liquidity may make it difficult for investors to trade their shares in the open market.

Potential conflicts of interest may divert the attention of our directors, officers and/or contractors from our business or affect their ability to dedicate their full attention to our business and exploration program, page 5

17.

Please tailor your risk factors to your specific situation. In this regard, we note that you refer to certain “directors and officers,” although you only have one officer and director. Recast the entire text of the risk factor to discuss the risk in light or your board of directors consisting of only one member. It appears that since 2002, your company has had only one principal employee, Mr. Bodard, who serves as the sole officer, director, and employee. Please reconcile this with your statements concerning board voting and the establishment of a special committee of independent directors. For example, you state that when a director has a conflict, he will abstain from voting for or against a proposal. Explain how you would be able to participate in a venture with another company with which Mr. Bodard is affiliated. It appears that the board of directors would not be able to act because your conflict of interest policy would force Mr. Bodard to abstain from voting for or against the proposition. This comment also applies to the section titled “Certain Relationships and Related Transactions” on page 10.

RESPONSE:

After reviewing your concern, we have deleted any language in the filing which may have resulted in confusion.   I have intended to increase membership to the Board of Directors if and when, the company becomes more viable.

We depend on key personnel for our commercial success, page 6

18.

Please describe for us those aspects of Mr. Daymon Bodard’s expertise that make him so essential to your operations. We may have further comments.

RESPONSE:

We depend on the expertise of our President, Daymon Bodard.  His loss could have a material adverse effect on our business.  We do not maintain key-person insurance policies on any of our executive officers.  Mr. Bodard’s background and work experience has been concentrated on the oil and gas sector.  The ability to negotiate and evaluate oil and gas opportunities has been developed through years of hands-on experience. Mr. Bodard has worked hard to develop legitimate industry contacts, which could assist in the development of the Company. If necessary, the company will seek to engage qualified outside professionals and consultants for additional business development.  Further, since Mr. Bodard is presently the sole officer, director and employee, the loss of his services could severely impact the Company’s ability to continue as a going concern.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 7

19.

Please provide a brief overview of your operations to enable readers to consider your financial results in context.

RESPONSE:

 As a result of managements’ networking, our operations have focused on evaluating and researching potential oil and gas investment opportunities. After a careful process of vetting the various drilling programs presented us, our objective is to invest in the most attractive and viable working interest participation agreements. The company attempts to reduce risk potential by evaluating and investing in drill bit proven, existing oil and gas fields that have the potential to provide offset opportunities and /or re-work opportunities of from former producing wells.

The company works with existing experienced operators that have technologies that can enhance and/or re-stimulate proven oil and gas fields. The company uses a best efforts approach to evaluate investment opportunities. However, the oil and gas industry has a higher than normal risk level associated with it.

20.

Please provide an appropriate caption for the discussion describing the results of your operations. Carefully review the relevant disclosure and revise it to clearly explain the reasons for changes in your results compared to the prior year’s results. For example, it is unclear how the company’s investment of an additional $75,000 resulted in an increase in its losses from $190,201 for 2007 to $762,654 for 2008 or why the general and administrative expenses for 2008 increased compared to the expenses for 2007. Also ensure that your discussion accurately reflects your results as presented in your financial statements. In this regard, we note that while in the financial statements you report negative stockholders’ equity for 2008 and 2007, your disclosure in this section indicates otherwise.

RESPONSE:

Net Revenues.  During the fiscal year ended 2008 the company generated revenues of $46,615 as opposed to $116,811 for the year ended 2007.  The decrease in revenues was a result of diminished production in the oil and gas wells in which the company had invested.

Cost of Goods Sold.  Our production expenses for the year ended 2008 was $15,637 as opposed to $21,962 for the year ended 2007.  The production expenses are automatically deducted by the well operators prior to any monies received by the company as a result of our working interest agreement.

Gross Loss Our gross loss for the year ended 2008 was $506,589.  The figure represents the investment in the Inglish 1H and the Inglish D1 minus working interest the company has received.  The loss is based upon the fact that the wells did not perform and we sold our working interest back the operators for $100,000.

General and Administrative Expenses.  Our general and administrative expenses for the year ended 2008 were $205,308 as opposed to $175,687 for the year 2007.  The approximate $30,000 increase can be attributed to additional expenses assessed by the oil and well operators in the operation, maintenance and up-keep of the Inglish 1H and D1, wells.  The production expenses are automatically deducted by the well operators prior to any monies received by the company as a result of our working interest agreement.

There was an increase in expenses incurred for the evaluation, testing and reworking production methods used in an attempt to stimulate the re-production of oil and gas flows from the Inglish D1 well. Production from this well was halted due to a water-flood from an adjacent well. Additionally, the increase in expenses can be attributed to an increase in administrative commodity prices, listing fees, etc. used in the ever day operations of the company.

Interest Expenses. Interest on the aforementioned $564,500 convertible note from September 30, 2006 through June 30, 2007 was 48,218, which represents three consecutive fiscal quarters.  The interest expense on said $564,500 convertible note from July 1, 2007 through June 30, 2008, or one calendar year, was $57,860.

Net Loss. As a result of selling the company’s working interest in wells, the Inglish 1H and the D1, the company incurred a net loss of $762,654 for the year ended 2008 as opposed to $190,201 for the year ended 2001.

21.

Please supplement your disclosure by providing a discussion and analysis of your liquidity and capital resources, as required by Item 303(a)(1) and (2) of Regulation S-K.

RESPONSE:

Liquidity and Capital Resources

During the transitional period ended June 30, 2008, $46,615 in revenues were generated by the Company as opposed to $116,811for the year ended 2007.  Since its inception, the Company has had revenues of $276,599.  For the year ended June 30, 2008, the Company incurred a loss of $762,654 as opposed to a loss of $190,201 for the year ended 2007.  The basic and diluted loss per share for both the year ended 2008 and the year ended 2007 was ($.00). The increase in losses for the year ended 2008 is a result of the wells the Company initially invested in had suffered from severe highline pressure and essentially stopped producing oil or gas. The drilling operators expensed the Company $75,000 to refrac one of the wells.  The Company decided that it was in the best interests of the company and its shareholders to sell its working interests in the both wells back to the operators rather than continue paying to try to get the wells to be viably productive again. The stockholders’ equity for the year ended June 30, 2008 was ($792,103) and ($29,448) for the year ended 2007.

The company’s total assets decreased for the year ended 2008 to $139,804 from $858,960 for the year ended 2007.  The decrease was a direct result of the company selling its working interest back to the oil and gas wells, Inglish 1H and D1.

The general and administrative expenses for the year ended 2008 were $205,308 compared to $175,687 for the year ended 2007. Expenses are based on the accrual method and have included a $5,000/mo. salary due the Company’s President, Daymon Bodard, which is being deferred.

The Company expects to continue to incur substantial losses to explore the concession, and does not expect to attain profitability in the near future. Since its inception, the Company has funded operations through short-term borrowings and equity investments in order to meet its strategic objectives. The Company's future operations are dependent upon external funding and its ability to increase revenues and reduce expenses.

The Company's financial statements have been prepared assuming that it will continue as a going concern and, accordingly, do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should the Company be unable to continue in operation

22.

Discuss how you plan to meet your liquidity needs over they next twelve months. Also explain why you believe that “sufficient funding will be available from additional related party borrowing.”

RESPONSE:

The Company continues to have on going meetings with Venture Capital firms, banks and Private Equity investors, during these meetings it has become apparent that the company needs to obtain a fully reporting OTCBB listed status to be more seriously considered for investment funding.  We continue to maintain a very low overheard and as management has done in the past, they are prepared to provide funding if and when, necessary.

23.

We note your reference to a “merger” and the statement, “[T]here can be no assurance that the company will be able to obtain sufficient funds to continue the development of its software products and distribution networks.” Please clarify this disclosure or, if extraneous, remove it. If you are contemplating a merger, please discuss in some detail those plans. If you are in fact developing software and networks, please update your “Current Business Operation” section on page 3 to reflect this activity.

RESPONSE:

References to a “merger” was included inadvertently and have been deleted.

24.

Please expand your discussion to more thoroughly address significant changes in financial statement line items for the year ended June 30, 2008 vs. the year ended June 30, 2007. For example, it would be helpful to indicate the periods and declining rate of production, and cessation that appear to be associated with the decline in revenues; and to address the loss on sale of assets, clarifying whether this was your production property, the reason for disposing of the property, and indicating the terms and date of the transaction. We suggest that you read the guidance in Item 303(a)(3) or Regulation S-K, Instructions 3 and 4 to paragraph 303(a) of Regulation S-K, and FRC ''501.12.b.3 and 12.b.4., for further clarification. If attributing changes to specific items, please disaggregate amounts in each period and quantify their separate impacts.

Additionally, please expand your discussion on Liquidity and Capital Resources to explain the material changes in cash flow from operating, investing and financing activities. Please read the guidance in Item 303(a)(1) of Regulation S-K, Instructions 2 and 5 to paragraph 303(a) of Regulation S-K, and FRC ''501.13.b.3 and ''607.02.

RESPONSE:

Management's response to the significant changes for to the financial statement June 2008 to June 2007 can be attributed to numerous factors. The wells in the Barnett Shale area in Texas in which the company invested, started to suffer from an term known as “highline pressure”. This is a situation that occurs when the delivery line for gas, which is not owned by the company, suffers from capacity issues. In other words, the wells could not deliver the gas to the end user due to the fact that the lines in use could not accommodate any more product. As new wells in the area came on-line, the capacity of the line diminished. The effect of this issue slows down the production of the wells at a faster rate than normal. In some cases, the gas must be “flared off” to maintain the flow of oil. If the gas is flared, it is forever gone, thus reducing the revenues to the company.  This issue was unable to be addressed for 4 consecutive months partially due to the excessive activity in the area restricting their ability to run new delivery lines or even expand existing lines.

Production from the Inglish D1 was stopped due to an adjacent well “fracing” into the production flow of the Inglish D1. During the frac process of the adjacent well, frac fluid, water, acid, and slick water was forced into, and contaminated the pay zone that was providing the production to the D#1, basically turning the oil and gas production into a water well. A significant amount of technology, money and time was spent to bring the Inglish D1 back into production. Unfortunately, the revived production from the well was substantially lower than before the contamination.

The operator made a decision to re-frac the Inglish D1 in an attempt to improve the production. This attempt failed. Management made a business decision that it would not be prudent to continue to incur additional and unfixed expenses for these wells.

The second well known as the Inglish 1H in which the company invested, was the first attempt to use horizontal well drilling methods in this field development.  This method involves significant additional expenditures.  The end result did not provide the desired production levels.  Numerous other industry methods where applied attempting to improve the production levels. In addition, well re-stimulation became a secondary issue up against new well drilling.

The wells were no longer commercially viable and future revenues did not seem apparent.  We negotiated with the original operator to sell the company’s interest in both the Inglish D1 and the Inglish H1 wells for $100,000 as well as, approximately $75,000 due the operator, which represented our portion of the re-fracing costs.

25.

Please expand your disclosure to describe any off balance sheet arrangements, as required by Item 303(a)(4) of Regulation S-K, or indicate if you have none.

RESPONSE:

As used in Item 303 paragraph (a)(4) o Regulation S-K, the Company has undertaken no transactions, agreements or other contractual arrangements to which an entity unconsolidated with the registrant is a party.

Description of Property, page 9

26.

Please provide more detailed information concerning the wells in which you hold working interests, including the percentage of your interest, maps of the wells’ location, and more comprehensive production data. We also refer you to Industry Guides 2 and 4.

RESPONSE:

We filed the Form 10 prior to filing our Form 10K.  We overlooked the fact that the language we had been using in prior reports as posted on www.pinksheets.com was based upon still having on-going working interests in the Inglish 1H and D 1 wells.  As stated in our Response to comment No. 24, we negotiated with the original operator to sell the company’s interest in both the Inglish D1 and the Inglish H1 wells for $100,000 as well as, approximately $75,000 due the operator, which represented our portion of the re-fracing costs.

27.

Please discuss how you raised the $375,000 that was applied to the July 2006 acquisition of the Inglish 1H working interest. Also, disclose, as you have in the notes to the financial statements, that the $564,500 to fund additional working interests in an oil well in the Barnett Shale area came from the company’s sole officer and director, Daymon Bodard. Omitting this piece of information could lead a reasonable person to believe that the company was able to attract a sizeable investment from outside sources based on the strength of the company, when in fact the money came from an affiliated party.

RESPONSE:

In July 2006, Daymon Bodard converted 500,000 common stock shares, which represented a portion of a convertible note which he first executed with the company in December 31, 2002.  Mr. Bodard transferred those shares in return for $375, 000 to Diversified Consulting, LLC, a non-public limited liability company.  Mr. Bodard then lent the company the full $375K in return for a convertible promissory note.  Diversified and Nova entered into an agreement in which Nova granted, sold, transferred, assigned and conveyed to Diversified Consulting a two percent (2%) working interest in the well known as the AInglish 1H.

Directors, Executive Officers, Promoters and Control Persons, page 9

28.

The biographical disclosure for Mr. Bodard appears to contradict disclosure in the current report on Form 8-K that was filed on December 30, 2002. For example, in the 2002 report, Mr. Bodard is listed as (1) having an “in-Company sales and marketing degree,” (2) being the area manager for Rothman’s Tobacco Company from 1980-86, (3) being the national distributor for Successful Money Management from 1986-95, and (4) founding MSI in 1995. However, in your current registration statement, Mr. Bodard is listed as (1) having “a university degree in Business Administration and Management,” (2) being an “[i]ndependent business owner with operations in the natural resources industry” from 1982-90, (3) being the “National Sales Manager for International Tobacco Company” from 1990-94, and (4) being the president of MSI since 1994. Please provide and explanation reconciling the explicit contradictions in these two disclosures.

RESPONSE:

The updated biography of Mr. Bodard is as follows,

1980 to 1986: Employed by Rothmans Tobacco Company as an area sales manager;

1986 to 1995: Employed by Successful Money Management Seminars, as the Canadian Distribution Manager;

1995 to present: Owner of MSI Management Services Company, a private business consulting firm; The company presently only operates on a as needed basis as Mr. Bodard devotes the majority of his time to Nova Energy, Inc.;

2002 to present: President of Nova Energy, Inc., a Nevada incorporated publicly traded oil and gas development stage company.

29.

Please disclose the amount of professional time that Mr. Bodard devotes to the operations of the company.

RESPONSE:

Mr. Bodard devotes the majority of his working day to the business of the company.

Executive Compensation, page 10

30.

Please provide the executive compensation disclosure for the past three fiscal years. Also discuss in detail the factors considered in setting Mr. Daymon Bodard’s salary at $5,000. Refer to Item 402(o) of Regulation S-K.

RESPONSE:

The monthly salary of $5,000, which is for the years 2006, 2007 and 2008, as well as, 2003-2005, is far below the industry norm for a President and CFO of a public company.  The President chose a reasonable salary because he is more interested in growing a business than the immediate remuneration.

31.

If Mr. Bodard receives any type of compensation for serving as director, please include the table in Item 402(r) or Regulation S-K, as well as a narrative description of any material factors necessary to an understanding of his compensation as director.

RESPONSE:

Mr. Bodard does not receive any annual compensation for acting as a director of the Company.

Certain Relationships and Related Transactions, page 10

32.

Given that a single individual currently performs the role of director and officer at your company, please discuss how you will ensure that the mechanism for addressing potential conflicts of interest will be effectively implemented.

RESPONSE:

First off, by obeying the laws as set forth in Sarbanes-Oxley, which is very specific regarding the obligations and limitations for officers and directors of public companies.  Secondly, management intends to expand the board of directors soon after the Company becomes listed for trading on the OTCBB.

33.

We note your statement that “none of our directors or officers has any material interest, direct or indirect, in any transaction since our incorporation.” In fact, Mr. Bodard, your sole officer and director, transacted with the company to execute a note in the amount of $564,500 in 2006. Please explain why you believe this should not be disclosed as a related party transaction.

RESPONSE:

We have disclosed it as a related party transaction per your request.

Recent Sale of Unregistered Securities, page 11

34.

On page 9 of your registration statement, you disclose that the company received $564,500 “[a]s a result of a private transaction.” Presumably you are referring to the convertible promissory note dated August 26, 2006, which is filed as Exhibit 10.5 and lists Nova Energy, Inc. as the maker and Daymon Bodard as the payee. Because this note was unregistered, as was the common stock underlying the conversion, it appears that this was the sale of an unregistered security. Please amend your registration statement to include the disclosure required by Item 701.

RESPONSE:

We are registering our common stock under this Registration Statement, including 564,500 shares that were issued as a result of a conversion from a convertible promissory note first executed by the Company and the Company’s President, Daymon Bodard, on December 31, 2002.

Indemnification of Officers and Directors, page 11

Bylaws, page 12

35.

We note that the quoted fragment includes a reference to the Delaware General Corporation Law. You are incorporated in Nevada and presumably subject to the Nevada corporation law. Accordingly, please revise your disclosure to cite the correct governing law.

RESPONSE:

We are incorporated and governed by Nevada law and have removed any reference to the state of Delaware.

Statement of Operations, page 16

36.

Your Statement of Operations presents a date of inception of December 31, 2002, however, your disclosure on page 3 indicates that you incorporated and commenced operations on April 17, 1999. Please revise your disclosures and financial statements as necessary to resolve this inconsistency. If the earlier date is the actual inception date, you may need to amend your financial statements to include the earlier periods in the cumulative-from-inception amounts to comply with paragraph 11 of SFAS 7.

RESPONSE:

Our “date of inception” as an exploration company is December 31, 2002.

37.

We note that you report a $506,589 Loss on Sale of Assets within your Statement of Operations. Please disclose the nature, terms and conditions of the sale, including identification of the assets sold, amount and form of consideration received, and method of determining the loss. Additionally, identify the party to whom the assets were sold and describe your relationship with that party; explain how you determined that the amounts received represented fair value, if that is your view; and tell us how this loss relates to the $675,000 investing cash inflow that you report in your Statement of Cash Flows; and the reason the loss does not appear as a reconciling item in the operating section.

RESPONSE:

Nova invested a total of $675,000 in the Inglish 1H and Inglish D1 oil and gas wells with REO Energy, Inc. As stated in our Response to Comment No. 24, “the wells were no longer commercially viable and future revenues did not seem apparent.  We negotiated with the original operator to sell the company’s interest in both the Inglish D1 and the Inglish H1 wells for $100,000 as well as, approximately $75,000 due the operator, which represented our portion of the re-fracing costs.”

REO Energy, Inc. gave us an option to continue paying our monthly maintenance obligations, which were now in arrears or, sell our interest back to REO Energy for $100,000.  Based upon the foregoing, we chose to accept their “offer.”

It broke down as follows:

Sale of Asset	168,411.34
Working Interest	675,000.00
(506,588.66)

Sale of Asset by REO Energy, Inc. includes:

Cash	100,000.00
Paid Well Re-Development Expenses	72,478.02
Forgave A/R from prior period	566.24
Forgave A/P from prior period	(4,632.92)

168,411.34

38.

Your disclosure of the weighted average number of shares for the fiscal year ended June 30, 2007 or 34,155,843 shares appears to be inconsistent with share information disclosed in your Statement of Stockholders’ Equity and in other disclosures of share information in the financial statements. Please amend your disclosure to present the correct weighted average number of shares in your Statement of Operations.

RESPONSE:

We have amended our Statement of Operations per your request.

Statement of Stockholders’ Equity, page 17

39.

Please address the following points regarding your Statement of Stockholders’ Equity:

·

You do not present equity transactions for all periods from inception-to-date, contrary to the guidance in paragraph 11(c) of SFAS 7. Please amend your Statement of Stockholders’ Equity to include all periods since inception.

·

You include equity balances at the end of various quarterly interim periods, which is inconsistent with reporting annual financial statements. Please amend your statement to include balances as of the end of the annual periods only.

Additionally, expand your disclosure in Note 7 at page 22 to include details about significant equity transactions that are presented in your Statements of Stockholders’ Equity. As an example, you should explain the transaction labeled “Sept. 2006, Conv. Promissory Note - D. Bodard, and include details sufficient to understand how the $458,100 debit in equity fairly reflects the economic substance of the arrangement.

RESPONSE:

Regarding Note 7, the Company received $564,500 on August 25, 2006.

The journal entry was:

Cash	$564,500
Stock	$564.50
APIC	$563,935.50

The aforementioned Convertible Note was booked as follows:

APIC	$458,100
Accrued Salary	106,400
Convertible Note	546,500

Note 5 Related Party Transactions, page 22

40.

Please disclose the terms of the convertible promissory notes, including details such as which party has the option to exercise conversion; the number of shares issuable under this provision at the balance sheet date; the manner of determining that figure; and the circumstances under, and time periods over, which conversion may be elected.

RESPONSE:

- On December 31, 2002, the Company as “Maker”, and Daymon Bodard, as “Holder”, executed a promissory note whereby Maker promises to cause to be issued to the order of Holder, a signing bonus for acting as the corporation’s sole officer and director of $100,000 as of December 31, 2002, plus a monthly salary of $5,000 per month effective as of January 1, 2003.

The note includes a clause allowing Holder an open ended option to convert any monies due him at the time of conversion at a rate of $0.01, and Holder has the right of assignment.

- On July 3, 2006, whereby, the Company as “Maker”, and Daymon Bodard, as “Holder”, executed a promissory note which resulted from Holder loaning the Maker $375,000.  In addition to the return of the principal ($375,000), interest is to accrue annually at the statutory interest rate for the state of Nevada as of July 3, 2006.

The note includes a clause allowing Holder an open ended option to convert any monies due him at the time of conversion at a rate of $0.01, and Holder and Holder has the right of assignment.

- On August 26, 2006, whereby, the Company as “Maker”, and Daymon Bodard, as “Holder”, executed a promissory note which resulted from Holder loaning the Maker $564,500.  Terms called for interest to accrue annually at the statutory interest rate for the state of Nevada as of August 26, 2006.

The note includes a clause allowing Holder an open ended option to convert any monies due him at the time of conversion at the previous day’s closing price, and Holder has the right of assignment.

At the date of the balance sheet, the previous day’s closing price was $.25 and the conversion could have resulted in 2,258,000 shares being issued.

Financial Statements and Exhibits, page 23

41.

We note that you have incorporated by reference certain documents that were included in the Form 10SB12(g) filed on October 19, 1999. Given that you terminated your reporting obligations triggered by the effectiveness of that form, it does not appear appropriate to incorporate by reference exhibits filed with that form. Please file the exhibits or tell us why you believe it is adequate to incorporate the documents by reference.

RESPONSE:

We have amended this per your request and have submitted copies of the Company’s Articles and Incorporation and Bylaws.

We acknowledge that:

·

we are responsible for the adequacy and accuracy of the disclosure in the filing;

·

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

·

we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your patient consideration.

Sincerely,

/s/ Daymon Bodard

Daymon Bodard

President of Nova

Energy, Inc.

CC:  Carmen Moncada-Terry